UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
STANLEY, INC.
(Name of Subject Company (Issuer))
CGI FAIRFAX CORPORATION
CGI FEDERAL INC.
CGI GROUP INC.
(Names of Filing Persons (identifying status as offeror, issuer or other person))
COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)
854532108
(CUSIP Number of Class of Securities)
Claude Séguin CGI Group Inc. 1130 Sherbrooke Street West, 7th Floor Montréal, Québec Canada H3A 2M8 (514) 841-3200	George Schindler CGI Federal Inc. 12601 Fair Lakes Circle Fairfax, Virginia 22033 (703) 267-8101	Joseph C. Figini, Esq. CGI Fairfax Corporation 12601 Fair Lakes Circle Fairfax, Virginia 22033 (703) 267-8101
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Robert J. Grammig, Esq. Holland & Knight LLP 100 North Tampa Street, Suite 4100 Tampa, Florida 33602 (813) 227-8500	Robert Paré, Esq. Fasken Martineau DuMoulin LLP The Stock Exchange Tower P.O. Box 242, Suite 3700 Montréal, Québec Canada H4Z 1E9 (514) 397-7517	Benoit Dubé, Esq. CGI Group Inc. 1130 Sherbrooke Street West, 7th Floor Montréal, Québec Canada H3A 2M8 (514) 841-3200
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$946,038,602.00	$67,452.55

(1)	Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 23,611,018 shares of Stanley, Inc. common stock (based on 24,332,018 outstanding as of May 14, 2010, less 721,000 outstanding shares of restricted stock) multiplied by $37.50 per share, which is the offer price, plus (ii) $33,587,927, expected to be paid in connection with the cancellation of outstanding options, plus (iii) $27,037,500 expected to be paid in connection with cancellation of shares of restricted stock.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by 0.00007130.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid: $67,452.55	Filing Party:	CGI Fairfax Corporation
CGI Federal Inc.
CGI Group Inc.
Form or Registration No.: Schedule TO	Date Filed:	May 20, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ Third-party tender offer subject to Rule 14d-1.

☐ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) CGI Fairfax Corporation, a Delaware corporation (“CGI-Fairfax”) and a wholly owned subsidiary of CGI Federal Inc., a Delaware corporation (“CGI-US”), and an indirect wholly owned subsidiary of CGI Group Inc., a corporation organized under the laws of the Province of Québec, Canada (“CGI”), (ii) CGI-US, and (iii) CGI. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 20, 2010 (together with any amendments and supplements, the “Schedule TO”), and relates to the offer (the “Offer”) by CGI-Fairfax to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares,” and each, a “Share”), of Stanley, Inc., a Delaware corporation (“Stanley”), at a purchase price of $37.50 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 20, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal. The information in the Offer to Purchase, including all attachments thereto, is expressly incorporated into the Schedule TO by reference in response to all the items of Schedule TO, except that such information is hereby amended and supplemented as follows:
Item 1-11.
     The Schedule TO and the Offer to Purchase are amended and supplemented as set forth below.
     Adding the following text at the end of the first bullet point under the twelfth question of the Summary Term Sheet entitled “What are the most significant conditions to the Offer other than the Minimum Tender Condition?”:
“On May 24, 2010, CGI received notification from the FTC that its request for early termination of the HSR Act waiting period has been granted as of May 24, 2010. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. See ‘The Tender Offer — Section 16 — Certain Legal Matters; Regulatory Approvals.’”
     Adding the following text as the last sentence to the third paragraph in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals — United States Antitrust Compliance”:
“On May 24, 2010, CGI received notification from the FTC that its request for early termination of the HSR Act waiting period has been granted as of May 24, 2010. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”

Item 12.	Exhibits.
     Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit	Exhibit Name
(a)(5)(J)	Press Release issued by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 26, 2010.

2

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CGI FAIRFAX CORPORATION
By:	/s/ George Schindler
	Name:	George Schindler
	Title:	President
	Date:	May 26, 2010

CGI FEDERAL INC.
By:	/s/ George Schindler
	Name:	George Schindler
	Title:	President
	Date:	May 26, 2010

CGI GROUP INC.
By:	/s/ Claude Séguin
	Name:	Claude Séguin
	Title:	Senior Vice President, Corporate Development and Strategic Investments
	Date:	May 26, 2010

INDEX TO EXHIBITS

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated May 20, 2010, incorporated herein by reference to the Schedule TO-T filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 20, 2010.

(a)(1)(B)
Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9), incorporated herein by reference to the Schedule TO-T filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 20, 2010.

(a)(1)(C)	Notice of Guaranteed Delivery, incorporated herein by reference to the Schedule TO-T filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 20, 2010.

(a)(1)(D)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated herein by reference to the Schedule TO-T filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 20, 2010.

(a)(1)(E)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated herein by reference to the Schedule TO-T filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 20, 2010.

(a)(1)(F)
Letter to Participants in Stanley, Inc. 401(k) and Employee Stock Ownership Plan, incorporated herein by reference to the Schedule TO-T filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 20, 2010.

(a)(5)(A)
Joint Press Release issued by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation and Stanley on May 7, 2010, incorporated herein by reference to the Schedule TO-C filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 7, 2010.

(a)(5)(B)
Conference Call Presentation regarding the acquisition of Stanley, Inc. by CGI Group Inc. on May 7, 2010, incorporated herein by reference to the Schedule TO-C filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 7, 2010.

(a)(5)(C)	Presentation to Stanley, Inc. Employees on May 7, 2010, incorporated herein by reference to the Schedule TO-C filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 7, 2010.

(a)(5)(D)
Stanley, Inc. Merger with CGI Group Inc. Questions and Answers, incorporated herein by reference to the Schedule TO-C filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 7, 2010.

(a)(5)(E)	Transcript of Investor Conference Call held on May 7, 2010, incorporated herein by reference to the Schedule TO-C filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 7, 2010.

(a)(5)(F)
CGI Group Inc. Microsite Landing Page for Stanley, Inc. Employees, incorporated herein by reference to the Schedule TO-C filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 14, 2010.

(a)(5)(G)
CGI Group Inc. Employee Benefit Plans Questions and Answers, incorporated herein by reference to the Schedule TO-C filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 18, 2010.

(a)(5)(H)
Summary Newspaper Advertisement as published in The Wall Street Journal on May 20, 2010, incorporated herein by reference to the Schedule TO-T filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 20, 2010.

(a)(5)(I)
Press Release issued by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 20, 2010, incorporated herein by reference to the Schedule TO-T filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 20, 2010.

(a)(5)(J)	Press Release issued by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 26, 2010.

(b)
Amended and Restated Credit Agreement dated as of December 20, 2004, as amended and restated as of January 12, 2006, as further amended as of April 21, 2006, and September 15, 2006, and as further amended and restated as of August 10, 2007, among CGI Group Inc., as Cdn Borrower; CGI Technologies and Solutions Inc. as US Borrower; the Lenders set forth in Schedule “A” thereto, as Lenders; National Bank of Canada, as Administrative Agent; National Bank Financial Inc., J.P. Morgan Securities Inc., and Caisse Centrale Desjardins, as Lead Arrangers and Joint Book Runners; JPMorgan Chase Bank, N.A. and Caisse Centrale Desjardins, as Syndication Agents; and Canadian Imperial Bank of Commerce, The Toronto-Dominion Bank, and Bank of America, N.A., as Documentation Agents, incorporated herein by reference to the Schedule TO-T filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 20, 2010.

Exhibit	Exhibit Name
(d)(A)
Agreement and Plan of Merger, dated as of May 6, 2010, by and among CGI Group Inc., CGI Federal Inc., CGI Fairfax Corporation and Stanley, incorporated herein by reference to the Form 6-K furnished by CGI Group Inc. to the SEC on May 7, 2010.

(d)(B)
Stockholders Agreement, dated as of May 6, 2010, by and among CGI Group Inc., CGI Federal Inc. and Philip O. Nolan, William E. Karlson, George H. Wilson, Gregory M. Denkler, Brian J. Clark, Scott D. Chaplin, and James H. Brabston, incorporated herein by reference to the Form 6-K furnished by CGI Group Inc. to the SEC on May 7, 2010.

(d)(C)
Non-Disclosure Agreement, dated February 23, 2010, by and between CGI Group Inc. and Stanley, Inc, incorporated herein by reference to the Schedule TO-T filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 20, 2010.

(g)	Not applicable.

(h)	Not applicable.